U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of April 2007

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1. Press release dated April 26, 2007, relating to earnings results for the first quarter 2007.

2. Press release dated April 26, 2007, relating to the announcement of the registrant’s intention to delist its ADRs from NASDAQ and terminate its SEC reporting obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date: April 26, 2007	By:	/s/ MAHENDRA NEGI
Mahendra Negi
Representative Director, Chief Operating Officer,
Chief Financial Officer and Executive Vice President

Trend Micro Announces Strong First Quarter Results

Enterprise business achieves nearly 30-percent growth globally, with US and Europe leading revenue growth. Trend Micro net sales in yen increase by 12 percent year over year

Tokyo, Japan – April 26, 2007 – Trend Micro, Incorporated (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the first quarter 2007, including record net sales for the first quarter 2007.

Trend Micro posted consolidated net sales of 23.25 billion Yen (or US $194.95 million, 119.27JPY = 1USD), and operating income and net income both performed above expectations. The company posted operating income of 6.63 billion Yen (or US $55.57 million) and net income of 4.35 billion Yen (or US $36.45 million) for the quarter. These figures reflect 12 percent growth in net sales compared to the same period a year ago.

The Company continued to see strong growth, led by a 20-percent year-over-year revenue increase in North America and 14-percent in Europe, this was followed by Asia Pacific and Japan at 10-percent and 6-percent growth respectively. Much of the company’s worldwide growth was buoyed by strong sales in Enterprise solutions, which experienced a 29-percent increase year-over-year.

Long-term growth was further supported with the introduction of a number of new solutions and services, and ground-breaking, new Total Web Threat Protection technology. Trend Micro launched a new messaging security service for enterprise customers, InterScan Messaging Hosted Service. The Company also launched the beta version of a new consumer web-reputation service called TrendProtect, in March 2007 and announced the acquisition of HijackThis, a popular freeware anti-spyware program now available on TrendSecure that enables technically savvy users to identify and remove unwanted and malicious programs.

“We were very pleased with our achievements in the first quarter of 2007, and particularly note the introduction of our Total Web Threat Protection technology which helps advance the preventative security available to customers against pernicious web threats, today and tomorrow,” said Eva Chen, CEO of Trend Micro. “We delivered a number of new messaging-protection, small-medium business and mobile device solutions for both businesses and consumers, and the acquisition of HijackThis extends our ability to provide value-add services to end-users everywhere. Our steadfast focus on content security continues to support our potential for growth now and in the future.”

Based on information currently available to the company, consolidated net sales for the second quarter ending June 30, 2007 is expected to be 22.5 billion Yen (or US $192.31 million, based on an exchange rate of 117JPY = 1USD). Operating income and net income are expected to be 5.3 billion Yen (or US $45.30 million) and 3.0 billion Yen (or US $25.64 million), respectively.

Growth rate figures are calculated from Japanese Yen results. Some discrepancy may therefore be noted in US Dollar comparisons owing to fluctuations in currency conversion rates.

First Quarter Business Highlights

Corporate

• In March 2007, Trend Micro announced state-of-the-art Web threat protection technology. New in-the-cloud Trend Micro Web Reputation technology is a key new innovation being added to the Trend Micro multi-layered approach for dealing with evolving multi-component Web threats that take advantage of the interactive nature of the Internet. Total Web Threat Protection is a key component within the Trend Micro Secure Content & Threat Management security solutions portfolio.

• Following closely the certification awarded to Trend Micro consumer products in the previous quarter, Trend Micro Client Server Messaging Security 3.6 client was awarded Microsoft Vista logo certification in March 2007.

• New customers in the first quarter included:

In the United States and Canada – BJC Healthcare. In Europe - RDC DATACENTRUM, ICT Center Justice department, and in China – TCL Group, DongFeng Automobile Co., LTD., China Mobile & Telecom Company FUJIAN Co., Ltd, China NETCOM(Group)Company Limited Beijing Branch and China Mobile Company HEBEI Branch

Awards

• At the beginning of March 2007, Channel Reseller News in North America announced the winners of its CRN 2007 Channel Champions. Trend Micro earned a Channel Champs award for Program & Support in the Client Security Software category.

• At the end of March 2007, TechTarget’s Information Security Magazine and SearchSecurity.com announced that Trend Micro AntiVirus plus AntiSpyware had been awarded the Information Security Readers Choice Silver Award in the Antimalware category.

Patents

Trend Micro was awarded the following patents in the first quarter 2007:

• U.S. Patent No. 7,188,369, entitled “ System and Method Having an Antivirus Virtual Scanning Processor with Plug-in Functionalities” covers a computer processor emulator that enables virus detection instructions to be safely performed in a virtual environment without exposing virus infection to the host computer. According to a specific example of the patented technology, the virtual processor allows polymorphic viruses and compressed viruses to be safely decrypted and uncompressed, respectively, eliminating the need to determine the actual encryption or compression algorithm. This is particularly advantageous as viruses use encryption and compression schemes that are new and more complex.

Product

Trend Micro introduced the following products in the first quarter 2007:

• Trend Micro InterScan Messaging Hosted Service, Trend Micro Messaging Security Suite and Trend Micro InterScan Messaging Security Appliance, designed to provide enterprises a choice of solution form factor and to extend the security already available to protect corporate email as messaging threats evolve.

• Trend Micro ScanMail for Exchange – the latest version of ScanMail for Exchange continues to provide businesses proven protection against a multitude of email-borne threats. The solution now also includes technology to protect against zero-day attacks, image spam, and for improved web-threat security it includes dedicated anti-spyware as well.

• Trend Micro Worry-Free Security for small and medium-sized businesses – updates to Trend Micro Worry-Free security solutions include the addition of spyware and rootkit protection, further enhancing the comprehensive, single-installation security products already available for smaller organizations.

• TrendProtect and HijackThis – The acquisition of popular freeware anti-spyware tool HijackThis complemented the launch of the beta version of TrendProtect, a new web-reputation service for consumers available at www.trendsecure.com.

• Trend Micro Mobile Security 3.0 - The release of the latest version of Trend Micro Mobile Security protects users of the latest Nokia Smartphones against mobile malware while protecting against unwanted intrusions and data leakage through new firewall and intrusion detection technologies.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

- Difficulties in addressing new virus and other computer security problems

- Timing of new product introductions and lack of market acceptance for our new products

- The level of continuing demand for, and timing of sales of, our existing products

- Rapid technological change within the antivirus software industry

- Changes in customer needs for antivirus software

- Existing products and new product introductions by our competitors and the pricing of those products

- Declining prices for products and services

- The effect of future acquisitions on our financial condition and results of operations

- The effect of adverse economic trends on our principal markets

- The effect of foreign exchange fluctuations on our results of operations

- An increase in the incidence of product returns

- The potential lack of attractive investment targets and

- Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro Incorporated.

Trend Micro Incorporated is a pioneer in secure content and threat management. Founded in 1988, Trend Micro provides individuals and organizations of all sizes with award-winning security software, hardware and services. With headquarters in Tokyo and operations in more than 30 countries, Trend Micro solutions are sold through corporate and value-added resellers and service providers worldwide. For additional information and evaluation copies of Trend Micro products and services, visit our Web site at www.trendmicro.com.

Supplementary Information

1. Consolidated Unaudited Results of Operations for First Quarter Ending March 31, 2007 (US GAAP)

*Figures for the First quarter of 2007 and 2006 are not audited.

(1) Consolidated Results of Operations

	FY2007	FY2006
	Current first quarter From January 1, 2007 To March 31, 2007	Previous first quarter From January 1, 2006 To March 31, 2006	Growth Rate
	Millions of yen	Millions of yen	%
Net sales	23,252	20,778	11.9
Cost of sales	4,429	3,679	20.4
Operating expenses	12,195	8,570	42.3

Operating income	6,628	8,529	(22.3)
Other income (expenses)	883	348	153.4

Net income before taxes	7,511	8,877	(15.4)

Income taxes	3,185	3,710	(14.1)

Minority interest in income of consolidated subsidiaries	0	0	(69.5)
Equity in earnings of affiliated companies	21	(22)	(196.1)
Net income	4,347	5,145	(15.5)

(2) Segment information

Net sales to third parties

	FY2007	FY2006
	Current first quarter From January 1, 2007 To March 31,2007	Previous first quarter From January 1, 2006 To March 31,2006
	Millions of yen	Millions of yen
Japan	8,538	8,028
North America	5,788	4,819
Europe	5,825	5,124
Asia Pacific	2,379	2,166
Latin America	722	641

Total	23,252	20,778

Deferred Revenue

	FY2007	FY2006
	As of March 31,2007	As of March 31,2006
	Millions of yen	Millions of yen
Japan	22,904	18,350
North America	15,960	9,878
Europe	12,849	9,507
Asia Pacific	3,966	2,819
Latin America	1,507	1,324

Total	57,186	41,878

<Note>	Classification of countries and regions into each segment.
	North America	: U.S.A.
	Europe	: Italy, Germany, France, UK, Ireland
	Asia Pacific	: Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore, Thailand, India
	Latin America	: Brazil, Mexico

(3) Basis of consolidation

The number of consolidated subsidiaries	19	(19 in overseas)
The number of unconsolidated subsidiaries	—

(4) Increase (Decrease) of major assets, liabilities and shareholders’ equity

	As of March 31, 2007	Increase (Decrease)	As of December 31, 2006
	Millions of yen	Millions of yen	Millions of yen
(Assets)
Cash and cash equivalents	67,219	(8,978)	76,197
Notes and accounts receivable, trade - less allowance for doubtful accounts and sales returns	20,405	481	19,924
Marketable securities and securities investments	42,273	633	41,640
Goodwill	2,957	(26)	2,983

(Liabilities)
Deferred revenue (Total of current and long term)	57,186	4,411	52,775
(Minority interest)
Minority interest in consolidated subsidiaries	9	2	7
(Shareholders’ equity)
Treasury stock	(15,651)	(1,484)	(14,167)

2. Projected consolidated earnings (US GAAP)

Projected earnings for the next quarter (April 1, 2007 through June 30, 2007)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
2nd Qtr	22,500	5,300	3,000

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2007 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Trend Micro Announces Intention to Delist its ADRs from NASDAQ and Terminate its SEC Reporting Obligations

Tokyo, Japan - April 26, 2007 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that, at a meeting of its Board of Directors held on April 26, 2007, it resolved to apply to delist its American Depositary Shares (“ADR”) from the NASDAQ Stock Market (“NASDAQ”), terminate its registration of its common stock under Section 12(b) and 12(g) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and terminate its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. As a result of these actions, the Company will terminate its U.S. Securities Exchange Commission (the “SEC”) reporting obligations.

1.	Reason for delisting and termination of SEC reporting obligations

The Company’s ADRs have been listed on NASDAQ since July 1999. However, the Company’s ADRs have been thinly traded on NASDAQ, and overseas investors have traded the Company’s common stock primarily on the Tokyo Stock Exchange. Accordingly, the Company’s Board of Directors believes that the overall impact that the delisting and the termination of its SEC reporting obligations may have on shareholders would be limited, but will result in a reduction of fixed costs and enable the company to improve the efficiency of its IR activities. After the delisting, the Company plans to maintain its ADR program in the U.S. and plans to continue to list the Company’s common stock on the Tokyo Stock Exchange.

2.	Future Plans

(1)	Overall Delisting Schedule (as planned)

Written notice to be sent to NASDAQ: Thursday, April 26, 2007

Delisting application to be filed with the SEC: Monday, May 21, 2007

Delisting from NASDAQ becomes effective: Thursday, May 31, 2007

(2)	ADR Program

After delisting from NASDAQ, the Company plans to maintain its ADR program with the Bank of New York, the Depositary Bank for the Company’s ADRs. The Company’s ADRs are expected to continue to trade on over-the-counter markets.

(3)	Termination of SEC Reporting Obligations

The Company plans to terminate its SEC reporting obligations by filing Form 15F with the SEC on or after June 4, 2007. Upon filing the Form 15F, the Company’s obligations to file reports on Form 20-F and Form 6-K with the SEC will immediately be suspended. The Company expects that the termination of its SEC reporting obligations will become effective 90 days after the date of filing the Form 15F with the SEC, or such shorter period as the SEC may determine.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Operating Officer / Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp